SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 16, 2003

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __     No  X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: April 22, 2003	By:/s/ Nancy C. Gardner

16 April 2003	3/03

REUTERS FIRST QUARTER REVENUE STATEMENT

London — This statement refers to Reuters core revenues only. Instinet, the electronic brokerage firm in which Reuters has a 63% stake, will report its first quarter results on 22nd April, at which point Reuters will produce a consolidated Group revenue statement.

  Overall financial performance in Q1 in line with expectations
  Reuters core revenue declined 10% on an underlying basis to £670 million
  Recurring revenue fell 9.1% at underlying rates to £624 million
  Good progress on cost savings reinforced confidence in the £490 million savings target for 2003
  Fast Forward gained momentum, with progress on Multex integration, the pipeline for next generation products and the new product delivery architecture
  Reuters grew its market share as measured by revenues and user accesses by two percentage points in 2002 over 2001
  Underlying decline in second quarter recurring revenue expected to be approximately 11%, with the full year decline in the order of 10% – 12%

Tom Glocer, Reuters Group Chief Executive, said: “We are pleased with the progress we made this quarter in what continues to be a tough market. Revenues were in line with our expectations and we saw some good sales wins. Fast Forward is gaining momentum, and I personally am focused on creating a fast, accountable, service-oriented team at Reuters. Looking forward, we have firmed up, but not changed, our revenue guidance and are confident that we have set the right pace for Fast Forward.”

Reuters core revenue, excluding Instinet and joint ventures, was £670 million. On an underlying basis, adjusting for exchange rate movements and the impact of acquisitions and disposals, this represents a 10% decline. On an actual basis, revenue was down 12%, reflecting the impact of a weaker US dollar.

Revenue by Type

Recurring revenue from subscription products, which made up 93% of Reuters core revenue in Q1, was £624 million, down 9.1% on an underlying basis compared with the first quarter of 2002.

User accesses stood at 469,000 at the end of the quarter and were down 17% year-on-year. The decline from the end of 2002 was 5%, reflecting the high level of cancellations in December 2002 cited in February’s preliminary results. As anticipated, Reuters has experienced an improvement in the rate of net cancellations compared to the last quarter of 2002.

Outright revenue, which represents 3% of core revenue, was £21 million. This decline of 31% on an underlying basis is due to continuing pressure on customer IT budgets and the narrowing of focus of Reuters Solutions business as part of the Fast Forward programme. This overall decline in a historically volatile source of revenue masks encouraging progress in key areas of focus. In Risk Management, 700 positions of a new product, Reuters Kondor Global Limits, have been sold in the first two weeks since its launch. A new version of Reuters flagship risk product, Kondor +, will be launched ahead of schedule in the second half of this year.

Usage revenue was £25 million, down 16% on an underlying basis. A strong quarter in Treasury Broking Services and Media TV was more than offset by the effect of weak US equity markets on Bridge Trading.

Revenue by Customer Segment

Revenue from Treasury was £257 million, down 8% on an underlying basis. Strong quarter-on-quarter recurring revenue growth for Reuters 3000 Xtra was more than offset by declines in legacy information products and in conversational Dealing, which were hit by customer consolidation and branch closures. The Automated Dealing Technologies offering from AVT (acquired in December 2002) made a strong start to the year, with valuable sales including an agreement with HSBC to provide a global foreign exchange trading portal. Usage revenue in Treasury also had a good quarter, with strong growth in both spot and forwards matching driven by FX market volatility.

Revenue from Investment Banking was £178 million, down 16% on an underlying basis. Despite continuing headcount reductions, the recurring revenue fall of 13% reflected a marginal improvement in the quarter-on-quarter rate of decline. In Fixed Income, there were some encouraging sales wins from the North American Capital Markets product. In Equities, new versions of Reuters BridgeStation are being well received by customers in the US. However, declining US equity volumes and the continued retrenchment of the US buy side led to a tough first quarter for Bridge Trading.

Revenue from Asset Management was £160 million, down 9% on an underlying basis. Cost cutting and headcount reductions led to cancellations of legacy information products that were only partially offset by growth in revenue from Reuters 3000 Xtra. Nevertheless, there were good competitive wins with Reuters Market Monitor Xtreme (RMMx) and Reuters Plus at Credit Suisse and Fahnestock & Co.

Revenue from Corporates and Media was £75 million, down 6% on an underlying basis. Recurring media revenues fell as TV contracts were renewed at the beginning of this year at a lower total spend, and falling renewal rates also hit research revenues. However, in the course of the quarter there has been a significant pick-up in both recurring and usage based media sales, reflecting Reuters highly rated coverage of the war in Iraq.

Recurring Revenue by Product

Premium tier revenue, which includes Reuters 3000 Xtra, BridgeStation and Dealing, was £172 million, up 11% on an underlying basis year-on-year and up very slightly from the previous quarter. Revenue from 3000 Xtra was up 37% year-on-year while the installed base grew 7% over the quarter to 55,000 accesses. By quarter end, installations represented 88% of firm sales, up from 87% at the end of 2002. Average monthly revenue per access for all premium products fell 3% from the last quarter of 2002, mainly due to the changing mix of premium products.

Recurring revenue from 2000/3000 series products was £106 million, down 32% on an underlying basis year-on-year and 12% on the previous quarter, driven by cancellations and migrations to 3000 Xtra. Reuters Trader for European Capital Markets, due for launch this quarter, will provide a next generation alternative to the 2000/3000 series.

Recurring revenue from mid and low tier products was £74 million, down 3% on an underlying basis year-on year and down 7% on the previous quarter. Revenue declines masked good competitive sales wins, with some 5,000 new positions sold in the US, mostly of Reuters Plus, and encouraging progress on RMMx in Europe. Revenue per access was up 22% year-on-year, in part reflecting unit price increases and lower volume discounts.

Fast Forward

Since the announcement of Fast Forward, the programme to accelerate its transformation into a focused information company, Reuters has made good progress on each of its key initiatives.

The integration of Multex is under way and will give Reuters customers a compelling combination of indispensable information – news, pricing, fundamental data, earnings estimates and research. Next week will see the launch of the first new product since Multex and Reuters joined forces, a research and analysis offering targeted at buy side analysts and portfolio managers with access to historic, real time and forecast information.

Initial discussions with customers about Reuters single product distribution architecture have proved positive, with customers focusing on the potential to reduce total cost of ownership and match information distribution to user needs.

Simplification of the product line is proceeding well, with 200 products due to be removed this year and an additional 250 already withdrawn from sale. The pipeline of new, segmented products is strong, with a number of major new products and significant enhancements to existing products either launched or due for launch soon.

  Multex 360 - Q2
  “Thin client” version of 3000 Xtra – Q2
  Reuters BridgeStation 8.0 (integrating Instinet) – Q2
  Reuters Trader for European Capital Markets – Q2
  Reuters Knowledge – Q2
  Reuters Intelligent Advisor – H2
  Kondor + 2.6 – H2

In Solutions, there is progress on building partnerships with systems integrators, the first of which is an alliance with IBM to provide a hosted Risk Management service for customers in the Asia Pacific region. Reuters sales teams are now focused on the three key areas announced in February – Risk Management, Trading Room Systems and Treasury Solutions.

The total cost savings target for 2003 of £490 million, of which £45 million will result from Fast Forward initiatives, is on track, with the cost run rate for the quarter significantly lower than in the first quarter of 2002. The first quarter saw the departure of 300 employees as a result of the restructuring of sales operations in Europe and marketing resources in the customer segments. Staff costs for the quarter were down 13% year-on-year at underlying rates. Nevertheless, the drive for customer service continues with more recruitment into key areas such as customer support and training.

Impact of currency movements

While currency movements, most notably the weakness of the US dollar partially offset by a strengthening of the Euro, contributed 2% to the 12% decline in Reuters first quarter revenues, the same currency movements have had a small positive effect on Reuters operating profits over the same period. This is because Reuters profits (as opposed to revenues) are more heavily biased towards Europe and the stronger Euro.

Market share

Reuters has created a comprehensive system for analysing market size and share, by aggregating data for the last two years from over 50 independent sources and proprietary interviews covering thousands of end-users.

The Reuters survey, which covers approximately 60% of Reuters recurring revenue base (i.e. end user access driven revenue from its three financial services customer segments), provides management with detailed information on Reuters competitive position and underlying market dynamics.

At headline level, the survey shows that in 2002 Reuters share of revenue increased by two percentage points to 39%.

At 40% (up two percentage points from 2001), Reuters has the largest share of end user accesses worldwide, confirming the strength of its position as the only vendor with products tailored to the workflows of premium, mid and low tier users. As a trusted enterprise-wide supplier, Reuters is uniquely placed to deliver the right products at the right price.

Prospects

As anticipated, Reuters net sales performance in the first quarter of 2003 has shown some improvement on the fourth quarter of 2002, although market conditions remain difficult. Looking ahead, Reuters expects the underlying decline in second quarter recurring revenue to be approximately 11% and, assuming no step change in existing market conditions, for the full year decline to be in the order of 10% – 12%.

End

Reuters Revenue Analysis - Three months to 31 March 2003

			% Change
Revenue in £m	Q1 2003	Q1 2002	Actual	Underlying
Recurring	232	258	(10%)	(8%)
Outright	10	16	(37%)	(39%)
Usage	15	14	9%	18%

Treasury	257	288	(11%)	(8%)

Recurring	164	188	(12%)	(13%)
Outright	7	8	(13%)	(29%)
Usage	7	17	(56%)	(46%)

Investment Banking	178	213	(16%)	(16%)

Recurring	155	174	(11%)	(9%)
Outright	4	4	3%	3%
Usage	1	1	--	--

Asset Management	160	179	(11%)	(9%)

Recurring	73	81	(10%)	(6%)
Outright	0	0	--	--
Usage	2	1	--	--

Corporates and Media	75	82	(9%)	(6%)

Recurring	624	701	(11%)	(9%)
Outright	21	28	(26%)	(31%)
Usage	25	33	(25%)	(16%)

Reuters	670	762	(12%)	(10%)

Reuters Product Statistics - Three months to 31 March 2003

				% Change Underlying
	Three months ended			31 March 2003 versus:
	31 Mar 2003	31 Dec 2002	31 Mar 2002	31 Dec 2002	31 Mar 2002
Period End User Accesses (000's)
3000 Xtra / Bridge Premium	77	75	62	2%	23%
Dealing	18	18	18	(2%)	(5%)

Premium Products	95	93	80	1%	17%
2000 / 3000 Series	94	98	127	(4%)	(26%)
Mid & Low Tier	280	302	357	(7%)	(21%)

Total	469	493	564	(5%)	(17%)

Average User Accesses (000's)
Premium Products	94	91	83	3%	14%
2000 / 3000 Series	96	103	131	(7%)	(27%)
Mid & Low Tier	291	308	365	(5%)	(20%)

Total	481	502	579	(4%)	(17%)

Recurring Revenue (£m)
Premium Products	172	171	158	0%	11%
2000 / 3000 Series	106	119	157	(12%)	(32%)
Mid & Low Tier	74	80	79	(7%)	(3%)

Sub-Total	352	370	394	(5%)	(9%)
Other Recurring Revenue	272	281	307	(4%)	(9%)

Total	624	651	701	(4%)	(9%)

Monthly Revenue Per Access (£)
Premium Products	610	625	636	(3%)	(3%)
2000 / 3000 Series	368	384	401	(5%)	(8%)
Mid & Low Tier	85	86	72	(1%)	22%

Average All Accesses	244	245	227	(1%)	9%

Contacts

Press - UK
Tel: +44 (0) 20 7542 7800
Simon Walker
simon.walker@reuters.com

Investors - UK
Tel: +44 (0) 20 7542 7057
Miriam McKay
miriam.mckay@reuters.com

Investors and press - USA
Tel: +1 646 223 5220
Nancy Bobrowitz
nancy.bobrowitz@reuters.com

Note to Editors

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2002, the Reuters Group had revenues of £3.6 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

This statement may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2002 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

ARCHIVED PRESENTATION

REUTERS

Q1 CONFERENCE CALL

Wednesday, 16 April 2003

        Miriam McKay: Good morning and welcome to Reuters Q1 revenue call. It is my pleasure to introduce David Grigson, Finance Director, who will take you through the numbers, and Tom Glocer, Chief Executive, who will talk to you about our Fast Forward programme and Market Share.

        Before we begin, let me remind you that our comments today may include forward-looking statements and that the Risk Factors section of our Annual Report describes certain important factors that could cause actual results to differ materially from those in our forward-looking statements today. You can obtain copies of our Annual Report from our website or from our Investor Relations offices in London and New York.

        Let me hand over to David.

        David Grigson: Good morning, everyone. For my part, I would like to offer a brief overview of our revenue performance for the first quarter and talk about our guidance for the balance of the year. Today’s release and the remarks that Tom and I will be making on this call are focused purely on the Reuters part of the business, as Instinet will not be releasing their Q1 earnings until Tuesday of next week.

        We reported today that our first quarter revenues are £670 million, down 12% on the same quarter last year. Excluding currency impacts, and also adjusting for the very minor effects of acquisitions and disposals, the underlying decline in Q1 revenues was 10%.

        Let us look at a breakdown of our revenues, first by type. In the first quarter, our subscription-based recurring revenues, some £624 million, represented 93% of the total. These revenues declined 9.1% from the equivalent quarter last year, exactly as we predicted they would, and by 4% from the fourth quarter of 2002, both numbers fully reflecting the high level of cancellations we experienced in December last year.

        Outright revenues were down 31% to £21 million and were just 3% of our revenues in the first quarter. This decline already reflects the narrowing of the focus of our Solutions Business as part of Fast Forward, but it is also driven by continuing downward pressure on IT budgets.

        Usage revenue was £25 million in the first quarter, down 16% on an underlying basis. Uncertainty surrounding the conflict in the Gulf caused high levels of volatility in foreign exchange markets, leading to strong growth in trading volumes. The same uncertainties had the opposite effect in equity markets, leading to volume and revenue declines in Bridge Trading.

        Trends across the customer segments were in line with those experienced in the back end of 2002. Treasury revenues were down 8% in the quarter, partly driven by volume declines as a number of global players pulled back their trading activities to key centres, and partly driven by average price effects as a small number of customers within the dealing community have traded down to Reuters Dealing Link, a product which offers lower levels of content and functionality but preserves the dealing community intact.

        Investment Banking was down 16% in the quarter although it is pleasing to report a small improvement in the quarter-on-quarter rate of decline in recurring revenues for this segment.

        Higher levels of headcount reductions in Asset Management in recent months resulted in a 9% underlying decline there, while Corporates & Media, down 6% in the quarter, saw a significant pick-up in new media sales reflecting our highly rated coverage of the war in Iraq.

        Across our product range we continued to make good progress with 3000 Xtra. Access installations grew 7% during the quarter, reflecting good take-up of version 4.5, while new sales continued their upward momentum, reaching 62,000 units at the end of March, up 6% from the end of 2002.

        Revenues from our legacy 2000/3000 series products were down 32% year-on-year, driven by cancellations and migrations to 3000 Xtra. Our next generation, mid-tier product, due for launch this quarter, will offer a migration path for users for whom it does not make sense to upgrade to 3000 Xtra.

        Within our mid- and lower-tier products, we had mixed fortunes. Revenues were down 3%, with the lower priced products suffering the greatest volume declines, but we also had some good competitive wins with Reuters-Plus in the US and with RMM in Europe.

        I will finish, before handing over to Tom, with a few words on guidance. At the Prelims in February, we provided guidance on recurring revenue for the first quarter, and gave directional guidance for Q2. We now have the benefit of another quarter of sales and cancellations behind us, including the important quarter end month when many of our contracts offer the potential for cancellation. As expected, the overall level of net cancellations in the first quarter of 2003 showed a marked improvement on that experienced in the last quarter of 2002 such that we are now firming up our guidance on the underlying recurring revenue decline expected for Q2 to approximately 11%. In addition, we said in our release today that we expect the underlying decline in full year recurring revenues to be in the order of 10% to 12% assuming no step change in existing market conditions.

        Let me give you some flavour on what might constitute a step change. If we experience the same level of net cancellations over the next few months as we experienced in the first quarter, we would expect the full year decline in recurring revenues to be around 10%. If the number of cancellations deteriorates back to the levels we experienced in the last quarter of 2002, the underlying revenue decline will be closer to 12%. Anything different, either positive or negative, from these two scenarios would, in our view, represent a step change in existing market conditions. With that, I shall hand over to you, Tom.

        Tom Glocer: Thank you, David. Now that David has given you some insight into the numbers, I would like to take you through some of the other developments in the business during the first quarter. We have really been taking up the pace on Fast Forward and we also have the initial findings of our Market Share study, so I would like to update you on both of those and give you some indication of how we see the next few months shaping up.

        First, I would like to turn to the market share data. I said last year that I was not happy with the limited data available in the market and that we had gone to the expense of having our internal team generate good numbers that we could use to drive our own decision-making. We plan to make this an annual exercise. In its first iteration, the survey looked at user accesses which account for about 60% of our revenues total. It was based on interviews with thousands of end users, aggregated with information from independent sources including exchanges, industry groups and government agencies.

        Now that we have the initial results, I am quite encouraged by them. They show that in the year when the size of the total market shrank to some US$6.5 billion, Reuters increased its market share in terms of both user accesses and revenue. Our share of accesses grew by 2% in 2002 to 40% and our share of revenues also grew by 2% to 39%.

        How does this compare with our competitors? Our research shows that Bloomberg increased their revenue share by 4%, but this is not surprising given the relative health of the fixed income markets where they have traditionally been strong. However, I personally will not be happy until we are growing faster than they are. Thomson’s share remained flat, while the revenue share held by other vendors showed a marked market decrease, implying that the smaller vendors are losing share at a faster pace.

        Together, Reuters and Bloomberg accounted for over 80% of total market revenues, up 5% from 2001, with all of Bloomberg’s revenue coming from the premium tier. This paints a picture of customers preferring to work in partnership with the industry leaders and reinforces the strength of Reuters competitive positioning as the only vendor with products tailored to the workflows of premium, mid and low tier users and the scale to be a truly enterprise-wide supplier.

        Now I would like to turn to Fast Forward. At the Prelims in February, I announced our Fast Forward programme to accelerate the transformation of our business into a focused information company that is more competitive, more efficient and more service-oriented, and we are gaining traction on each of the initiatives that I described to you. They are:

  Make our information indispensable
  Move to a single product distribution architecture
  Simplify and segment the product line
  Re-focus our Solutions business around products
  Reduce and reshape our cost base

        Let me go through and give you a little update on each of them. I shall start with “making our information indispensable”. A major focus of our activities here in the first quarter was the acquisition of Multex and with this acquisition we have gained three things that will contribute very significantly to our content strategy as we go forward. First, rich company fundamental data to complement our market leading news and pricing information; secondly, a powerful position in linking the producers and consumers of investment research and, thirdly, a team with tremendous domain expertise and market experience.

        Multex already has content and the most advanced delivery platform. Reuters brings additional content, our brand and global client relationships. I spent the day with Multex staff in New York last week and I was very impressed with the progress they have made on their product range, including a new offering targeted at the buy side which we will launch next week.

        I cannot discuss our content activities, though, without commenting on Reuters excellent coverage of the war in Iraq. With 18 journalists on the ground in Baghdad, 33 embeds and a total of 150 staff in and around Iraq, the world really turned to Reuters for our news. This was especially evident in our media business, which saw several new contracts, but it was also important in our financial services business. I received a huge amount of feedback from currency traders, analysts, economists and other clients lauding Reuters for breaking the important news and for our balance and our independence.

        Unfortunately, this great coverage came at a price – and I do not mean a financial one. Last week, Taras Protsyuk, a Reuters cameraman, was killed and three of his colleagues were injured in Baghdad when their hotel was shelled. Theirs is a bravery beyond words.

        Returning to the Fast Forward programme, the second initiative is “moving to a single product architecture”. Work on the single architecture is progressing well. Our key milestone is completing the basic infrastructure to support client migration, and this will be in place by Q1 2004, but already by October 2003 we will be able to deliver Bridge-based products in Europe. I have been spending a lot of time with customers to explain our strategy and engage them in the development loop, and I have been very encouraged by their reaction.

        Thirdly, I want to turn to “simplify and segment the product line”. This is all about delivering the right product at the right price for each distinct customer group and obsoleting all products to lower costs and unclutter the field. At the premium tier, 3000 Xtra and BridgeStation are doing well. Xtra revenue was up 37% year-on-year and installed accesses increased by 7% quarter on quarter to 55,000 in total. To reach more users, especially at smaller sites, we will be releasing a thin client version of 3000 Xtra at the end of May. This will give clients the option to simplify their infrastructure and it will allow Reuters to reach smaller clients like hedge funds who historically have resisted the heavier trading room infrastructure to support 3000 Xtra.

        Our products pipeline is strong, with a number of new products out this year: Reuters Trader for European Capital Markets and BridgeStation 8.0 and Reuters Knowledge will launch by the end of June and Reuters Intelligent Advisor will be released in the second half.

        As we release new products, we are also speeding up the simplification of our product line by rationalising what was once a product list of almost 1,100 products this time last year. By the end of this year we will have obsoleted 200 products and withdrawn another 250 from sale.

        Moving to the fourth initiative under Fast Forward, “refocusing our Solutions business”. As David has mentioned, our once-off revenues were down 31% on an underlying basis in the first quarter. This reflected the bad market conditions for IT, but was also driven by our withdrawal from large parts of our former Solutions business as we focus on only three key product lines: Risk Management, Trading Room Systems and Treasury Solutions. In Risk we launched our new Kondor Global Limits system in the first quarter, with 700 seats pre-sold, and in the third quarter we will be launching a new “open trade” version of Kondor+, which is a quarter ahead of schedule.

        In the Treasury Solutions area, our acquisition of AVT Technologies is already starting to bear fruit. Earlier this week we announced a substantial deal with HSBC to provide them with a global trading system that will deliver outsourced FX trading services to their partner banks and corporate institutions.

        I also said in February that we would be looking to set up partnerships with leading systems integrators to develop our Solutions business. The first of these is an agreement with IBM to provide a hosted version of our Risk services to smaller clients in the Asia Pacific region.

        Turning to the fifth element of Fast Forward, which is all about “reducing and reshaping our cost base”. We announced at the Prelims that we were expecting £490 million in savings in 2003 from all our cost reduction initiatives to date, including £45 million in Fast Forward savings, and I am confident that we will achieve this target.

        During the first quarter about 300 employees left Reuters as we restructured our sales operations in Europe and our marketing resources in the customer segments. The drive for customer service continues with selective recruitment into key areas like customer support and training. Nevertheless, staff costs for the quarter were down 13% year-on-year at underlying rates, and this trend will continue as the previously announced headcount reduction programmes start to gain momentum.

        So, a lot is going on at Reuters and I am especially pleased that we have begun to increase the speed of the organisation. I have added a sixth strand to Fast Forward, which is called ‘Culture and Behaviours’ and it is all about getting the people dimension at the company right. This is not an easy thing, given the amount of change I am driving, but it is key for us to get there, and I will be expanding more upon it in subsequent meetings.

        I would now like to hand the call over to Miriam and open it up for questions.

Question & Answer Session

        Polo Tang (UBS Warburg): I know you have given out revenue guidance for Q2 and obviously for the full year, but can you give us some indication as to what particular quarter you expect revenue declines to bottom out? Secondly, on 3000 Xtra, you mentioned that you are rolling out a new thin client offering but is there any pricing pressure as a result of this? Is it cheaper than the previous product? Two questions on the numbers: are you still confident about maintaining the dividend? And, what is the net debt position on the core business for Reuters?

        Tom Glocer: I will split these with David Grigson. On the 3000 Xtra thin client, it is no change on the pricing of the primary software and information package. It allows us to do two things. One is to cut the customer total cost of ownership, because you do not need nearly as much kit on site and you can take single line delivery – I run it at home off my DSL line for example. Second, it allows us to reach smaller sites which do not necessarily have a trading room infrastructure.

        Now on to the dividend: the first thing always about the dividend is that this is not an issue that David and I go off alone to decide. This is a Board decision, taking into account all the facts and circumstances at the time. At the first quarter, all I should say is that there is nothing new in the information that we are releasing today that would lead us to change our existing dividend policy.

        I will hand over to David for net debt and to comment on the phasing of the revenue.

        David Grigson: We are not, through this, trying to call the turn. You have probably worked through the arithmetic yourselves. If we see, as I remarked earlier on, that the first quarter is some sort of indicator for the next six months’ performance, then Quarter 2 will be at 11% but the year as a whole will be somewhere closer to 10%. That might mean that Quarter 2 represents some sort of nadir. It is simply too early to call that and we are not trying to do so through this guidance at all. At the other end of that range, clearly if it is 12% we have a couple of tough quarters ahead of us, so at this point we are saying that the market is likely to be somewhere between those two and the guidance on that prediction is reasonably solid. We are not trying to call where the nadir of the cycle is, however.

        On the net debt, we finished last year within the Reuters business at £584 million of debt. Subsequently, we have completed the Multex acquisition, so that has taken our levels of debt up to something just short of £700 million as of the end of March.

        Polo Tang: One further quick question: when you are talking about the market statistics – up for Thomson, up 4% for Bloomberg – could you give us absolute numbers, in terms of share, under your estimates?

        Tom Glocer: We have this big fat study that we are using primarily for our own purposes. Since there has been so much question about it, we thought we would share the highlights with you. We might go off and collect where your questions are and decide, in a more orderly way, what additional information to give you. Remember that at least one or two industry sources will also be coming out with their market share data, so at this point rather than putting it out selectively, I would prefer to do it all at once. Register with Miriam the information that you are interested in.

        Patrick Wellington (Citigroup): My first question is unfortunately, therefore, about your market share survey. Does it include, or reflect, the heavy level of cancellations in the fourth quarter? That is, what is the impact of that going to be on this year’s market share? Similarly, is there much left of that second tier group of Quick and Telekurs to take share from in the current year?

        The second question is, can you say a little more about these 96,000 legacy products, as we might call them – accesses in the 2000 to 3000 series? There does not seem to be much backlog left on 3000 Xtra, so one assumes that not too many of these go into existing offerings of 3000 Xtra. Will you be able to disperse that 96,000 across the new products that you have coming out later this year?

        Tom Glocer: I will start with the last question and work my way backwards. Obviously, it would be lovely to migrate every single one of them but that is not realistic. The plan has always been to divide them, to skim from the top the most power-hungry users and move them up to 3000 Xtra, then to segment the remaining group and move them on to newer products. In particular, the Reuters Trader for European Capital Markets is aimed at the terminal-based 2000 clients and we expect to see very good uptake there.

        In terms of market share data, it does not account specifically for fall off in December but we have no reason to think that our December was unique. In fact, what we have heard from the field is that everyone essentially was clobbered in December. We will not see that till the next time we run our study but as of now, there seems no reason for it to move the goalposts. As far as who else is left, the interesting thing is that hope seems to spring eternal in this market. There is a never-ending group of new entrants, who start up in the hope that either one of the established players will buy them out or that they will have found a better mousetrap. We count some 28 other companies, in our analysis, making up at least 12% of the remaining market, so we are running out of room eventually but there is still plenty of room for this year, certainly.

        Patrick Wellington: What percentage of that 96,000 is migrate-able then? And what might just fall away?

        Tom Glocer: That is a tough call. Putting to one side whether in that 96,000 there are people at desks who are going to lose their jobs, because that is what it is, then assuming that those people or those applications stay functioning, they are still going to need a product. The issue will thus only be when we go to them to migrate, whether they have a better alternative. Because we have a segmented product line, we have more weapons in the sack. We have the combination of the facts that, first, they are existing Reuters customers who have not cancelled. Secondly, we are going to them with new and arguably better products. So it seems likely that all but a small proportion would in fact be able to be migrated.

        Matthew Owen (Morgan Stanley): Mine is the same question worded slightly differently, on the 2000/3000. You have a statement saying 96,000 are still in place and the average price point is £368 a month. The mid and low tier is £85. What is the price of the new Reuters Trader going to be, if that is going to be the final way you hope to stick those who do not go up to Reuters 3000 Xtra?

        Tom Glocer: I give you more credit, Matt! That is more than the same question asked a different way. The answer is that we have not set the final price but it is way north of the current average price in the mid and lower tier. It is a substantial product. The issue we are looking at now is just the segmentation — whether it is a single product or whether we offer a couple of versions of it, such as a domestic cut and a pan-European cut. You should not read across from the average price of the mid and lower tier, though, to what those 2000s and 3000s will go to.

        Matthew Owen: Is it fair to say that it will be below the £368, given that Thomson’s Equity 1 is now priced at around £280 to £300?

        Tom Glocer: It will probably be such a substantially better product that it will merit a premium. Naturally, we do not price in a vacuum but we think we can price it at a level that will give existing customers a benefit, primarily on their savings on the current infrastructure of the information product, given the considerably better product. We can do that without significantly cannibalising our revenues. There will be some effect. We also anticipate being able to move more up into 3000 Xtra but on the overall mix, I would not just multiply the mid-tier price.

        Matthew Owen: So the total cost of ownership of, say, 2000/3000 is something of the order of £450, whereas the new Trader will be somewhere in line with the existing price?

        Tom Glocer: You would not want me really to answer that question – you have to start digging into whether it is a particular customer who is taking a datafeed and has a trading room system and using that only to get Reuters products, who can therefore eliminate a lot of that hardware and datafeed boxes and take this product. Or, is it an enterprise which otherwise uses a Triarch or a TIB for trading room reasons and just hangs the datafeed off? That is why it is difficult to generalise, site to site. We are doing a huge amount of modelling on it, as you can imagine and we have looked at an overall mix effect in revenue, which we think is the right way to go.

        Jeff Meys (UBS Warburg): I have two small questions – one on your Treasury business. Could you give us an indication, just for modelling purposes, of how many accesses moved from a premium tier to Reuters Dealing Link, and what the impact of that was on your revenue decline?

        My next question relates to Bridge. If I do my calculation correctly, I think you have lost about 2,000 BridgeStations in the quarter. Is that due to lost business to Bloomberg, or is it purely cancellations due to redundancies?

        Tom Glocer: I will answer the second question first. I believe it is solely a result of essentially site closures and lay-offs. The Bridge product that we have in the field now in the US, which is version 6.38, is an excellent product. We are just about to come out with two new versions of BridgeStation. These are really strong and this is a better product for US institutional equities than Bloomberg, so I do not think you are seeing any competitive effects there.

        In terms of the Treasury, ironically UBS probably represents the lion’s share of the move from Dealing 3000 to RDL. In total, it is about 250 positions where we have consciously gone to big clients like you. If you remember the overall terms of the UBS Warburg arrangement, it was to lower the total cost of the service to you; preserve the dealing community, and third, to work with you to white label out to new corporate customers of UBS Warburg, who would take RDL, but whose needs were not demanding enough to merit an investment in Dealing 3000 before. I do not have a figure for the uptake on that – I know that there have been some, but that programme is still running.

        David Grigson: Not to question your arithmetic, but the number of BridgeStations lost from the last quarter is actually much less than 2,000 – it is closer to about 500.

        Jeff Meys: I assumed that the premiums here went from 75 to 77, and your 3000 Xtra went up by 4,000.

        David Grigson: We will take that off-line.

        Colin Tenant (Lehman Brothers): I wondered whether there was any update on progress with Instant Messaging.

        Tom Glocer: Colin, I was hoping somebody would ask me that question. Absolutely – and for a change, I will try to keep this short, which is why I kept it out of my prepared remarks. I will just give you the outright numbers.

        Total registered users stand, by recollection, at 266,000. Activated users is at about 110,000, which I believe is up from 70,000 or so, which was the last update we gave you. What we are really focusing on now is usage, and it is tricky to measure that. The numbers that we are working with internally show us that a little over 20,000 users are actively logging on and using the services, which is a long way away from where we want it to be in full, but which is a promising sign that real people are really using it.

        The only other point I would add is that we are very focused on the marketing dimension of Messaging now. We have just hired a fellow named David Gurle, who led the real-time communications group, the Instant Messaging Group, at Microsoft. He joined us at the beginning of the month and, to me, that says two things. First, he is a true believer and thinks that we are on to the correct approach to build a messaging community and, secondly, he is already galvanising the troops here to get out on the road and really build up usage.

         Charles Peacock (ABN Amro): I have a number of questions. Just following up on your Instant Messaging and the 20,000 active users: are those third party users or do they include Reuters?

        Tom Glocer: We do not really split out between the two but they would include Reuters internal users.

        Charles Peacock: Do you have a sense as to how many if you were to split it out?

        Tom Glocer: I do not really.

        Charles Peacock: Just moving on to the other questions, could you expand on what is happening with the average pricing or the monthly revenues in the legacy products which have shown a fairly sharp fall between Q4 and Q1, and whether there are mix effects or whether that is pure price deflation? Secondly, I wonder whether you could expand on what has been happening with the other recurring revenues in the first quarter and which areas in particular have been weak?

        Tom Glocer: Do you mean geographically or by product?

        Charles Peacock: By product. Thirdly, on the outright, how much of the 31% is due to discontinued solutions products?

        Tom Glocer: Let me start with that one and I shall turn it over to David for some of the mix and pricing effects. What we said in February still, I believe, holds which is that we think that the intentional efforts that we have made to take down the solutions business will reduce the overall revenues in that part of the business by about 25%. Having said that, I would not just say that 25% was due to that in the first quarter and that only 6% was market. I would say it was about half and half in the effects in Q1, so you are seeing quite a heavy effect from the freeze. No-one was investing in IT in the first quarter, and we would expect that it would get better in the rest of the year.

        David Grigson: Hello, Charles. The decline you referred to on the legacy products, that is average monthly accesses, a couple of things are happening here. First, as higher priced 3000 series migrate up to 3000 Xtra, they are leaving the lower priced 2000 series products behind, which is having a mix effect. Let us not say that accounts for 100% of it but probably for most of it. Within that, just as there are elsewhere, where necessary we respond in the market process to pricing pressure and that will continue to be the case, particularly leading up to the roll-out of the next generation product. Most of that, however, is the mix effect and the continuing trend that we have seen from last year.

        As far as more detail on product, we have supplied quite a lot already in terms of Dealing, Bridge, 3000 Xtra, 2000 and 3000 so it does not leave a lot. As I said in my remarks, the domestic space has seen some mixed fortunes: Reuters Plus has done pretty well, we have some good wins there and we anticipate more good wins over time. Some of the other domestic products have done well: RMM has done well, particularly in Europe; Investor is doing well but there are other areas which are weaker, though these are generally the smaller products with less revenue impact.

        Charles Peacock: What I am interested in is the figure for the other recurring revenues aside from your products, so things like recoveries, datafeeds, solutions, the recurring solutions and media, which I believe declined by an underlying rate of 9%?

        David Grigson: Which is what the revenues more directly associated with accesses declined by as well, and you would expect, as you saw last year, those numbers to go pretty well hand-in-hand. Certainly, the biggest single part of the other recurring revenue is exchange fees and, inevitably, as you lose an access the exchange fee comes down almost exactly in proportion. Of course, we know that there is a corresponding cost saving associated with that.

        Within the other recurring, especially maintenance, software licences and so forth, we have seen Risk doing well and it has been strong. Some of our Content Management services there have been strong, one or two other areas have not been quite so strong but there is nothing in that mix of products which is at odds with the general market trend.

        Tim Burke (Edward Jones): You may have half-answered this with the last one but you talked about the changing mix in the premium products. Could you elaborate a little more on what led to that decline and could you say whether you expect this trend to continue, or should we start to see a levelling-out at some point?

        Tom Glocer: I shall try to add a little more colour. David was absolutely right when he referred to the migration effects out of 2000 series to 3000. In with what is listed as 2000/3000 series were a number of component products, legacy products, and there is an omnibus product called Markets 2000, which include all asset classes. However, you also have Money 2000, Securities 2000, in some markets Capital Markets 2000, and you tend to see that Markets 2000, being the biggest service in our nomenclature, migrates more readily up to Xtra. It is still an uptick in price but the gap is less. As more Markets 2000 migrate to 3000 Xtra, the mix that is left tends to be lower level services. We have been quite successful, say, in Treasury getting Money 2000 also to migrate to 3000 Xtra but it is some of those that remain that will most naturally migrate to, say, the Reuters Trader for European Capital Markets. It is a natural separation of the price-points that were in one big pot before.

        Tim Burke: I appreciate that. May be I wasn't clear. I am talking about the change of mix in premium.

        David Grigson: It is fairly clear from the remarks we have been making. What we have seen here – and it explains almost all of the 3% average revenue per access decline that we have experienced in the quarter, and indeed over the last year – that the volumes of 3000 Xtra are increasing. We have mentioned a 7% increase in the number of installations there, and meanwhile the number of Dealing terminals had shrunk a little through the quarter, but also a number of them have chosen to trade down to RDL, Reuters Dealing Link, which is something that we are promoting actively in order to preserve the dealing community intact. The pricing difference there is that the Dealing terminals are more expensive than Reuters 3000 Xtra, so if you have increased volumes in your 3000 Xtra and decreasing volumes in Dealing, you are going to see a mix effect, and almost entirely that 3% is explained by that.

        Going forward – and I pick up on a point that Patrick made earlier, he implied that somehow we are levelling off on 3000 Xtra. The activity in the first quarter has equalled that on average that we achieved throughout 2002, so there is no sense of it levelling of. On the assumption that it continues upwards, the balance of premium product will move increasingly towards 3000 Xtra, which carries a lower average revenue per access than Dealing, and therefore you are going to see continuing slight erosion as a result of that mix effect on that average price number.

        Meg Geldens (Investec): I wanted to check that, since you say you are very confident in the cost savings you have been planning and also the currency is benefiting profits at the moment, are you even more confident in your 12% operating margin target pre-restructuring for this year?

        Tom Glocer: Let me start with the margin target. I made it as clear as I could in February that we were not going to run Reuters during the transformation solely for the margin. Unlike last year, where we internally put up, written in blood: “Thou shall meet 12%” and came in at 13.1%, 12% still represents my best estimate of where we should be. We may even do a little better than that, but again I caution. If there is spending we can accelerate into this year; if there are promotional activities associated with the new product launches that make sense, we are not going to treat that 12% as sacrosanct.

        In terms of the savings, we are confident mostly because we have seen the run rate of last year’s savings roll into this year and the progress we are making on the early installment of the Fast Forward savings. Not a lot of colour to add, other than we remain very focused on it and believe we will deliver.

        Paul Sullivan (Merrill Lynch): A very quick question on RDL. How much further do you think you can go with the migration from Dealing 3000? What proportion have already moved down to RDL and how much further do you think that will go?

        Tom Glocer: It is a relatively small proportion that have moved down in total, something like 250. I would like to see an expansion of the RDL community beyond just people who already were Dealing 3000 or Dealing 2002 users. In the first instance we were focused quite defensively on maintaining the community and now Julie Holland and her team who run the Treasury segment are focused on expanding it. For example, they have recently released – we have not talked much about it – an internet version of RDL which allows it to penetrate areas with the emerging market countries or out to corporates who are not running a Dealing 3000 into their shop. No prediction on how we will do there but the focus is very much on building the community.

        Paul Sullivan: You still see minimal risk further down, spinning down?

        Tom Glocer: I see a controlled movement at probably a similar pace of conversions, people trading down and I think that is the right thing to do. I have always believed, and it is a pillar of our strategy, that the wrong thing to do is to have oversold customers. There is a significant difference between RDL and Dealing 3000. If you are an active trader in the interbank market with multiple concurring conversations, you are not going to be happy on RDL although it is a very good product. If you are a lighter weight user, certainly if you are a corporate doing four or five transactions a day, it is ideal, and if you are in other areas of a large institution it is good. I cannot give you a number but I see no reason to think that there is going to be a big acceleration of that trade down.

        Charles Peacock: I wonder whether you could say what proportion of accesses are in place under soft commission arrangements.

        Tom Glocer: This is one of these big storms in a teacup. I can give you a number. We believe that in the UK a total of £13 million-worth of annual revenue at Reuters is softed, which is a far smaller number than some of the numbers I have seen bandied about. Is some of that potentially at risk? I suppose so, but these are not people in this environment who just have a service and do not need it; they need a tool. We are not expecting to see material effect from the FSA move if and when it goes final.

        David Grigson: Of that £13 million about £3 million is exchange fees, which is just a pass through, so the net number from Reuters effectively is a smaller number at £10 million.

        Tom Glocer: Revenue, I might add, I would just as soon keep but it is not going to be life changing.

        Hazel Morgan (Goldman Sachs): You mentioned the potential to make some disposals earlier in the year. Are there any that we can expect to see coming up shortly, or what is happening with that kind of process?

        Tom Glocer: We remain very focused on paring down the overall Group portfolio. Last year we did 56 closures or sales, not only because we are focused on capital – which we are – and cash, but also because of the management distraction of running so many disparate parts.

        In the first quarter – and David will correct me on my figures – we closed or sold seven or eight units and generated proceeds of something like £7 million to £7.5 million. That obviously excludes what I consider to be the big four positions Reuters has: Radianz; TIBCO Software; Instinet and Factiva. On those, as well as other things in the portfolio, we do not comment in advance on acquisition or disposal activity. Suffice it to say that we are very focused on driving those, not only for the value inherent in the asset but for the operating synergies back into the group.

        Hazel Morgan: Is it fair to say, then, that in terms of disposals, we can just expect small units at the margin, really?

        Tom Glocer: I would not want to set your expectation anywhere. We are focused on working the assets, big or small. At the smaller level, it is probably more focused on disposal for the management bandwidth reason. At the larger level, I would not exclude disposals, but we are actively working the assets.

        I will give you a rearward looking example. At Instinet last year, as I had been saying for some time, I believed that the market was consolidating and that Instinet had an important role to play. We engineered the acquisition of Island and the recapture of a couple of hundred million dollars in cash, and the building of a much stronger unit in Instinet. That, to me, would be an example of the way in which we go about approaching the bigger units in the portfolio.

        Jonathan Helliwell (West LB): I have a follow-up on the question about RDL. You talked about big product differences between RDL and Dealing 3000. Could you give a little more detail on the Warburg decision and why they moved 250 places over? Who were the people within UBS who actually took up the RDL product, and how many full Dealing products are they still using? Can you give us a sense of what part of their Treasury business actually moved over to that product?

        Tom Glocer: It was not 250 – 250 is the aggregate number across all institutions. I do not have the actual number for UBS Warburg, but it was the largest of the institutions that did. There was no particular trend at UBS, different from others. UBS maintains a healthy number of active Dealing 3000s, used for both matching and for conversational dealing. The more intensive users still use that. I think they saw the opportunity, particularly with users who were not on the central FX trading floors, to move to lighter-weight key stations.

        I will give you an example. Someone who is on the FX sales desk often needs to see the really high quality information of the live, executable prices, but is not, himself or herself, taking large actual trading positions and so can use a lighter weight product. I cannot really add much more to that.

        Jonathan Helliwell: Can you give us a sense of what proportion of their total Treasury users switched? Was it a quarter or a half? Or 10%?

        Tom Glocer: I do not have that number off-hand, but I will make sure that Miriam gets it to you.

        Miriam McKay: With that, let me conclude this conference call. Thank you all very much for listening.     [Ends]

ARCHIVED

UNITED STATES

Q1 CONFERENCE CALL

Wednesday, 16 April 2003

        Nancy Bobrowitz (Investor Relations, New York): Good morning, welcome to our second conference call of the morning – this one timed for the convenience of the US investors.

        On the call today are our CEO, Tom Glocer; Finance Director, David Grigson; and my IR colleague, Miriam McKay, all in London.

        Before we start the call I would like to remind you that our comments today may include forward-looking statements. The Risk Factors section of our Annual Report describes certain important factors that could cause actual results to differ materially from those in our forward-looking statements today. You can obtain copies of our Annual Report from our website or from our Investor Relations offices here in New York or in London. Also on our website are today’s press release and a transcript of the call we did earlier this morning.

        Let me now hand over to David.

        David Grigson: Thank you, Nancy. Good afternoon from London and good morning to those of you in theStates.

        For my part, I would like to offer a brief overview of our revenue performance in the first quarter and talk about our guidance for the balance of the year. Today’s release, and the remarks that Tom and I are making on this call, are focused purely on the Reuters part of the business, as Instinet will not be releasing their Q1 earnings until Tuesday next week.

        We have reported today that our first quarter revenues are £670 million, down 12% on the same quarter last year. Excluding currency impacts and after adjusting for the very minor effects of acquisitions and disposals, the underlying decline in Q1 revenue was 10%.

        Let us look at the breakdown of our revenue, first by type. In the first quarter, our subscription-based recurring revenues were some £624 million, representing 93% of the total. These revenues declined 9.1% from the equivalent quarter last year, exactly as we predicted they would, and by 4% from the fourth quarter of 2002, both numbers fully reflecting the higher level of cancellations we explained in December of last year.

        Outright revenues were down 31% to £21 million, and were just 3% of our revenues in the first quarter. This decline already reflects the narrowing of the focus of our Solutions business as part of Fast Forward, but it is also driven by continuing downward pressure on IT budgets.

        Usage revenue was £25 million in the first quarter, down 15% on an underlying basis. Uncertainty surrounding the conflict in the Gulf caused higher levels of volatility in foreign exchange markets, leading to strong growth in trading volumes. The same uncertainties had the opposite effect in equity markets, leading to volume and revenue decline in Bridge trading.

        Trends across the customer segments were in line with those experienced in the back end of 2002. Treasury revenues were down 8% in the quarter, driven as previously by the declines in conversational Dealing revenues. The nature of the Dealing decline has, however, changed, because rather than just being driven by key station cancellations, it now factors in the effect of users trading down to Reuters Dealing Link – a product that offers lower levels of content and functionality, and that is priced at a lower price point.

        From a Reuters perspective, having a lower price alternative gives us another weapon in our armoury to protect our Dealing community, as well as giving us opportunities to broaden the community to include users on sales desks or in corporates, who cannot justify the full cost of a Dealing 3000 terminal.

        Investment Banking was down 16% on the quarter, although it is pleasing to report a small improvement in the quarter-on-quarter rate of decline in recurring revenues. Higher levels of headcount reduction in Asset Management in recent months resulted in a 9% underlying decline in the quarter there, while Corporates & Media, down 6% in the quarter, saw a significant pick-up in media sales, reflecting the highly rated coverage of the war in Iraq.

        Across our product range, we continue to make good progress with 3000 Xtra. Access installations grew 7% during the quarter, reflecting good take-up with version 4.5, while net new sales continued their upward momentum, reaching 62,000 at the end of March, up 6% on the end of 2002. Revenues from our 2000/3000 series products were down 32% year-on-year, driven by cancellations and migrations to 3000 Xtra. Our next generation, mid-tier products, due for launch this quarter, will offer a migration path for users, for whom it does not make sense to upgrade to 3000 Xtra.

        Within our mid- and lower-tier products, we had mixed fortunes. Revenues were down 3%, with the lower-priced products suffering the greatest volume decline. We also had some good competitive wins, however, with Reuters Plus in the US and RMM in Europe.

        I will finish with a few words on guidance. At the prelims in February, we provided guidance on recurring revenue for the first quarter and gave directional guidance for Q2. We now have the benefit of another quarter of sales and cancellations behind us, including the important quarter-end month, when many of our contracts offer the potential for cancellation. As expected, the overall level of net cancellations in the first quarter of 2003 showed a marked improvement on that experienced in the last quarter of 2002, such that we are now firming up our guidance on the underlying recurring revenue decline expected for Q2 to approximately 11%.

        In addition, we said in our release today that we expect the underlying decline in full-year recurring revenue to be in the order of 10-12%, assuming no step-change in existing market conditions. Let me give you a flavour of what might constitute a step-change. If we experience the same level of net cancellations over the next few months as we experienced in the first quarter, we would expect the full year declining recurring revenues to be around 10%. If the number of cancellations deteriorates, back to the levels we experienced in the last quarter of 2002, the underlying revenue decline would be around 12%. Anything different – positive or negative – from these two scenarios would, in our view, represent a step change in existing market conditions. With that, I will hand over to Tom.

        Tom Glocer: Thanks, David. Now that David has given you some insight into the numbers, I would like to take you through some of the other developments in the business during the first quarter. We have really been taking up the pace on our Fast Forward programme and have also got the initial findings of our Market Share study. I would like to update you on both of those and give an indication of how we see the next few months shaping up.

        First, I would like to turn to the Market Share data. I said last year that I was not happy with the limited data available in the market and that we had gone to the expense of having our internal team generate some good numbers that we could use to drive our decision making. We now plan to make this an annual exercise. In its first iteration, the survey looked at user accesses which make up about 60% of our total revenues. The study was based on interviews with thousands of end users, aggregated with information from independent sources including exchanges, industry groups and government agencies.

        Now that we have the initial results, I am quite encouraged by them. They show that in a year when the size of the total market shrank to US$6.5 billion, Reuters in fact increased its market share in terms of both user accesses and revenue. Our share of accesses grew by two percentage points in 2002, to 40%; our share of revenues also grew by two percentage points to a total of 39%.

        How does that compare with our competitors? Our research shows that Bloomberg increased its revenue share by four percentage points, which is not surprising, given the relative health of the fixed income markets, where they have traditionally been strong. However, I personally will not be happy until we are growing faster than they are. Interestingly, Thomson’s share remained totally flat, whilst the revenue share held by other vendors showed a market decrease, implying that the smaller vendors are losing share at a faster pace. Together, Reuters and Bloomberg accounted for over 80% of total market revenues, up five percentage points from 2001, with all of Bloomberg’s revenue coming from the premium tier, of course. This paints a picture of customers preferring to work in partnership with the industry leaders and it reinforces the strength of Reuters competitive position, as the only vendor with products tailored to the workflows of premium, mid tier and low tier users and the scale to be a truly enterprise-wide supplier.

        Now I will turn to the Fast Forward programme. At the preliminary results in February, I announced our Fast Forward programme to accelerate the transformation of our business into a focused information company that is more competitive, more efficient and more service oriented and we are gaining traction on each of the initiatives I described then. I will start with ‘Making our information’, which was the first. A major focus of our activities here in the first quarter was the acquisition of Multex. With this acquisition, we have gained three things that will contribute significantly to our content strategy, of which the first is rich company fundamental data to complement our market-leading news and pricing information. The second is a powerful position, linking the producers and consumers of investment research and the third is a team with tremendous domain expertise and market experience.

        Multex already had content and the most advanced delivery platform; Reuters brings additional content, its brand and global client relationships. I spent a day with Multex staff in New York last week and I was very impressed with the progress they have made on their product range, including a new offering targeted at the buy side, which will launch next week. I cannot discuss our content initiatives without commenting on Reuters’ excellent coverage of the war in Iraq. With 18 journalists on the ground in Baghdad, 33 ‘embeds’ and a total of 150 staff in and around Iraq, the world really turned to Reuters for news. This was especially evident in our media business, which saw several new contracts but it was also important in our financial services business. I received a huge amount of feedback from currency traders, analysts and other clients, lauding Reuters for breaking the important news and for our balance and our independence.

        Unfortunately, this great coverage came at a price – and I do not mean a financial one. Last week, Taras Protsyuk, a Reuters cameraman, was killed and three of his colleagues were injured in Baghdad when a hotel was shelled. Theirs is a bravery beyond words.

        Returning to the Fast Forward programme, the second initiative is “moving to a single product architecture” and here the work is progressing well. Our key milestone is to complete the basic infrastructure to support client migration. This will be in place by the first quarter of 2004, but already by October 2003 we will be able to deliver Bridge-based products in Europe. I have also been spending a lot of time with our customers to explain our strategy and engage them in the development loop and I am very encouraged by their reaction.

        I will move on to the third leg of Fast Forward, which is “simplifying and segmenting the product line”. This is all about delivering the right product at the right price for each distinct customer group, and obsoleting old products to lower costs and unclutter the field. At the premium tier, David cited the figures for 3000 Xtra; they are both doing well. To reach more users, especially at smaller sites, we are going to be releasing a ‘thin client’ version of 3000 Xtra at the end of May. This will give clients the option to simplify their infrastructure and it will allow Reuters to reach smaller clients like hedge funds who historically have resisted the heavier trading room infrastructure to support 3000 Xtra.

        Our product pipeline is strong, with a number of new products to come out this year: Reuters Trader for European Capital Markets, BridgeStation 8.00 and Reuters Knowledge will all launch by the end of June and Reuters Intelligent Adviser will be released in the second half. As we release new products we are also speeding up the simplification of our product line by rationalising what was a product list of almost 1,100 products this time last year. By the end of this year we will have obsoleted 200 products and withdrawn another 250 from sale.

        The fourth initiative under Fast Forward is “refocusing our Solutions business”. As David has mentioned, our once-off revenues were down 31% on an underlying basis. This reflected the bad market conditions for IT, but was also driven by our withdrawal from large parts of our former Solutions business, as we focus on only three key product lines: Risk Management, Trading Room Systems and Treasury Solutions. In Risk, we launched our new Kondor Global Limits system in the first quarter, with 700 seats pre-sold, and in the third quarter we will be launching a new ‘open trade’ version of Kondor+, 90 days ahead of the original schedule.

        Finally, in the Treasury Solutions area, our acquisition of AVT Technologies is already starting to bear fruit. This week we announced a substantial deal with HSBC to provide them with a global trading system that will deliver outsourced FX trading services to their partner banks and corporate institutions.

        I said in February that we would be looking to set up partnerships with leading systems integrators to develop our Solutions business. The first of these is an agreement with IBM for them to provide a hosted version of our Risk service to smaller clients in the Asia Pacific region.

        The fifth element of Fast Forward is to “reduce and reshape our cost base”. We announced at the Preliminary results that we are expecting £490 million of savings in 2003 from all our cost reduction activities to date, including £45 million coming from Fast Forward, and I am confident that we will achieve this target.

        During the first quarter, around 300 employees left Reuters as we restructured our sales operations in Europe and our marketing resources in the customer segments. The drive for customer service continues, with selective recruitment in the key areas like customer support and training. Nevertheless, staff costs for the quarter were down 13% year-on-year at underlying rates, and this trend will continue as the previously announced headcount reduction programmes start to gather momentum.

        So, a lot is going on at Reuters, and I am especially pleased that we have begun to increase the speed of the company. I have added a sixth strand to Fast Forward, which is called “Culture and Behaviours”. I am not going to go into it in depth here, but it is all about getting the people dimension right at the company. It is not an easy thing, given the amount of change I am driving, but it is key for us to get there.

        Now I would like to hand the call over to you for questions.

Question & Answer Session

        Mark Braley (Cazenove): Good afternoon. David, I would like to follow up on some comments that I believe you made this morning about signs that perhaps the US market might be improving a little and that the rate of decline was tailing off. Could you give us a feeling as to whether that relates to your business, or whether it is a reflection of what the integrated investment banks have done in the US in terms of cutting headcount early and aggressively? Is it a market phenomenon, or do you think it is that your business is performing better in that geography?

        David Grigson: Mark, I shall pass this one straight on to Tom, who was in New York for most of last week and probably has an even more up to date view of the world than I do.

        Tom Glocer: I believe the trend is there, although it is a little early to call it anything like a turn. I believe it has more to do with Reuters itself getting our act together in the US than necessarily a whole market turn. There is a scenario which is clear that the US went into the cutting earlier by about six months and that Europe was lagging, so we hope to see a similar pattern follow in the rest of Reuters business. However, I attribute it mostly to sales wins in the US, the continued strength of Reuters Plus, new versions of BridgeStation which are either out or coming out and generally raising the enthusiasm and the confidence of the Reuters sales organisation in the US.

        Mark Braley: I have a related question on geography. Did your market share data tell you anything that surprised you in terms of the relative geographic strength of your business?

        Tom Glocer: There is so much detail in it which is really useful for us. I do not remember the particular number but it told us that in our commodities business we were losing share to local competitors in Asia market by market, and that is useful for us now in understanding how and where we should target internet versions of our commodities service. I stress again that we went into this market share data because I want this kind of data which I could not get externally to help me guide our efforts. Because it has been such an issue, we decided it would be helpful to the market if we made headlines available but, other than really granular things like that, there are no huge macro trends that came out that are particular relevant.

        Mark Braley: Finally, on market share, how much of those data did you have together at the time you did the Fast Forward exercise, so to what extent was Fast Forward shaped by really understanding at a granular level of where you need extra sales and marketing resource, where you need extra client servicing resource and where perhaps you can take some out?

        Tom Glocer: The answer is mixed. We have a general outline of where it was going, so by the time of the Prelims I was flagging, perhaps a little conservatively, that we thought we had seen something like a 1% increase in share. However, as we fleshed it out and were able to prove out numbers, it turned into 2%. It is more that, as we go forward, we are able to use it as a device to home in on where we should prioritise where we are light on the ground, where we agree to cut. It is a living tool which is what we wanted it to be.

        Patrick Wellington (Citigroup): I have two questions. The first is again related to the market share data. Does your rise in share include Bridge or does it strip the Bridge effect out in 2002? More broadly, what does your market share tell you about people’s perceived views on the competition? Bloomberg is increasing its revenues fast but we have been hearing a lot about Thomson in recent months and what they are up to, yet your numbers are showing that Thomson’s market share is flat, so what does it tell you about them?

        On the other side, conversational Dealing versus Reuters Dealing Link, can you give us some scale of the step-down in revenue per access between the two?

        Tom Glocer: Let me jump in the market share and David can pull out Dealing 3000 revenue numbers. The market share data includes Bridge. If you stripped it out and – using my terminology – looked at underlying market share, it would essentially be flat, year on year, which is a nice segue for me into the second part of your question, about Thomson. This is obviously an organisation which has grown through a series of individual acquisitions, so when you are looking at Thomson being flat, goodness knows what that would look like if you stripped out their acquisitions!

        I do not want – and it is probably too early – to trumpet things coming out of these studies. Thomson has some nice content assets. In general, people have perhaps been making rather too much of a meal of it, partly because they have been trumpeting things like 18-month old deals in Canada, and keeping the Merrill Lynch business they have had. They are a highly reputable company, however, for which I have a lot of respect, so I would not read too much into it, other than the fact that it is obviously better than if the data had said they were gaining share. As I have been saying anecdotally, we see, on the ground in the US, which is really the only place we are bumping into them, that we have tended to win a lot of the business. We issued a few press releases – Fahnestock was 1000 positions or so; Gerard Klauer Mattison – and we have another press release coming out in the next couple of weeks on another piece of business, so the results do not surprise me.

        I will turn over to David now on the –

        David Grigson: – on the price differential and average price for a Dealing terminal and an RDL. It is probably fair to assume, although we need to be careful in giving absolutely numbers, that RDL sells for somewhere around a third of the price at a dealing terminal. This is why, as we said, there are times when it is an attractive trade-down for someone who is not getting full value from the Dealing 3000 terminal but it is also why – and we have certainly seen this – it is also attractive for people who simply could not afford a Dealing 3000 terminal in the first place, to take an RDL as a way of keeping track of the market, depending on their functionality and content needs. There is a trade-down aspect here, therefore, as well as a new sales opportunity. If we can sell two new terminals for every one that trades down, then we end up all square on the revenue but, more importantly, we keep the community firmly intact – and it is the value of the community which people are ultimately paying for.

        Michael Nathanson (Sanford Bernstein): I have three questions, starting with a follow up on David’s answer of Patrick’s question. Can you give the shape or the scale of the percentage of revenues that are RDL versus Dealing within Treasury? How much greater step down could there be from Dealing to RDL in Treasury? Secondly, when I saw you in February, you said that December was just an awful month for cancellations and that you looked at December to see if it was a once-off or whether it happened again at the end of March. Could you give a little more colour on how March shaped up and the trend throughout the quarter? And is there anything in March that gives you more comfort that potentially that December data point was a real anomaly and that maybe those fewer cancellations go forward?

        Lastly, for Tom: we hear a lot of noise from people about the roll out of BridgeStation, versus the 3000. In terms of the new series of Bridge that you are bringing out, who is that targeted at? How is it going to be priced? And how do you deal with questions in communities about which products are for me? Is it the 3000? Is it the next generation work station? Could you talk about the conflict there, or the opportunity?

        David Grigson: The conversational Dealing revenues were down 6% in the first quarter, and really quite a small percentage of that was purely a result of the trade-down to RDL, because it was launched in March last year. UBS Warburg has taken up a reasonable proportion and now the sales trend is beginning to pick up. It is really out there as an alternative for people who want it but it still represents – the number of key stations in total – is about 250, compared with 18,000 Dealing stations – a very small proportion. Therefore, the trade-down, as you can calculate, will have made a relatively small difference. It is important for us and it is absolutely critical to have a lower price alternative out there, partly to offer new sales opportunities but also from a defensive, competitive stance as well. We do not want to make too big a deal of this but it is an important part of the overall equation.

        December to March – I will try not to bull you with too much detail around the maths but certainly December was a bad month. By comparison, the only thing we had seen previously was worse. Now that March is behind us, we can say with a little more confidence – though we would prefer a couple more quarter end behind us — in the next six months before we can say it with a great deal of confidence, it does appear to be something of a one-off. The logic is very straightforward: people going into their new financial years and just taking the opportunity, because Reuters contract effectively allows that, to cancel down in December and see the revenue coming out – or their costs coming out, our revenue coming out – almost immediately in January, to set themselves up for the new year. Apparently, it seems anecdotally that we were not unique in this. All other market vendors were suffering very much the same sort of thing in that month.

        It is comforting, as we said earlier today, that March net sales cancellations performance – or the first quarter’s net sales cancellations performance – was better. We tend to look at these things over quarters rather than individual months, to allow some level of averaging out but at this point, we hope that the March or the first quarter is the trend that we are going to be continuing on for a while. We remain reasonably cautious, therefore, but the longer the time goes on, the more that December will look like a bit of a one-off.

        Tom Glocer: Tackling the BridgeStation and Xtra question: the short answer for the medium to longer term is that we are bringing them together. There will come a point of convergence, therefore, where in essence a successor container, which is how we call the desk top module that you see in front of you, will be common and the back end will be fed in a common way as well.

        The reality today is that BridgeStation is for many users in the US equity markets the more advanced trading station today. In fact, in the US we have been pushing BridgeStation quite heavily and we have a new version out in the field right now – 6.38. In May, BridgeStation 8.0 comes out, which includes functionality that used to be in the old Instinet Research and Analytics product, which had a zealous following in the US. In my view, if you are trading in the US institutional equity markets, BridgeStation is the single best workstation – better than Bloomberg, better than anything else out there. The people to whom we have shown the new versions have given us rave compliments, to the extent of saying – and I am not sure that I like this compliment – ‘Wow! This product is from Reuters? It is really great!’ I think you can appreciate that in the spirit I have given it.

        If you were trading international equities, and certainly if you were in the Treasury and money markets, Xtra is a much broader content set, and it has the right functionality for those markets. Simply put, we are going to grow the two together so that, if you want the features and functionality of Bridge, and the ability to view and do, but you need the content set and cross-market ability of Xtra, you will be able to have that, and you will be able to service it down a single line.

        Michael Nathanson: So basically, the architecture within a firm will be streamlined to accommodate both? The worry of cost of system will be streamlined to handle both the Bridge workstation and the 3000 Xtra?

        Tom Glocer: The truth is – and I do not want to bog everyone down in the detail – that it is a complicated migration because of the need to move people over from Reuters to Bridge. Most large institutions in the US have both coming in already, so it is not much of an issue. In fact, we think we will be able to save clients money overall because of the huge amount of data that is exploding from the US equity markets. Bridge can handle that in a very efficient way and so we will manage the traffic on the Reuters IDN networks, saving people from the need to keep on building out their systems and bring Bridge alongside of it.

        In Europe, we are first extending the Bridge networks and then doing the trade-over. All in all, when you have finished, you have a really capable system that is scaleable and should lower the cost of ownership for clients. The trouble is that you have to go to the nitty-gritty, customer location by customer location, and that is in fact what is happening now.

        Michael Nathanson: That is what I was trying to get at, thank you.

        Arun Melvani (King Street Capital): I have had to drop off the call, so I apologise if any of my questions have already been answered.

        I have a housekeeping question. Could you go through each tier and break down, by tier, the access terminals that you currently have? I have gone through your press release, which states that you have 55,000 accesses at your premium tier. Could you break that down further, going through the 2000/3000 series, for your mid- and low-tier products?

        David Grigson: Generally speaking, I think we say no to the answer to that question, because there is a fair amount of information on here. Clearly, we have reached the point where we would start to give more information away than we are really comfortable with.

        I can give you some kind of directional indicators which would help you to know which aspects of these within each sector are growing and which are shrinking but, once you get into the mid- and low-tier, you are really looking at quite a long list of relatively small products, with a number of domestic products in there, so that could take a long time. It may be better if you could give Miriam or Nancy a call, so that they could talk that through with you in a little more detail.

        Arun Melvani: Thank you. My next question relates to any plans you may have regarding your TIBCO and Instinet stakes.

        Tom Glocer: I have always prefaced comments about them with the usual health warning that we do not comment on specific acquisition or, perhaps more appropriately, disposal activity.

        I would cite first that, last year, we closed or disposed of about 56 units, so our bias – both because of a concentration on cash and application of capital, and also managing bandwidth – is to simplify the Group and focus on the core business where we think we are having a really positive effect. With that as a backdrop, in the first quarter we sold seven or eight units and took in proceeds of £7.5 million, which obviously did not include TIBCO or Instinet, or the other two larger positions in which I take a more active involvement – Radianz and Factiva.

        On Instinet in particular, you saw last year the sort of activity in which we are willing to engage. I thought at the time, and I continue to believe, that in the US over-the-counter market for ECNs or exchanges, the logic is one towards consolidation. I do not feel bound to own a majority stake of Instinet and in fact, in many ways, our financials would be not only more appealing but less confusing if they were not consolidated in. However, my bias is towards (1) working on whatever increases the value of Instinet as a stake; (2) how do Reuters shareholders participate in that and (3), importantly, how do we get value and the synergies across the Group? In Instinet’s case, I would point to something like how we are incorporating in BridgeStation the Instinet functionality, the ability to trade over an Instinet, and the ability for Instinet to ‘soft’ on Reuters products. Those are all developments that we have really never done before.

        On the TIBCO side, there is a somewhat different picture. There, the keys are (1) the value that Reuters shareholders have through an investment in TIBCO; (2) how do I protect the investment that many of our clients have made into TIBCO technology, and (3) how do I assure that, going forward, there is the ability to collaborate, or Reuters has access to some of the excellent technology there? Reuters does not necessarily need to own all of the TIBCO stake that we have currently, but beyond that, I really would not comment until there is something specific.

        Arun Melvani: My third question refers to your core business. Given the contract nature of the business, I guess that you should have sufficient visibility for the next six to 12 months. For recurring revenue to decline 12% or more, does that suggest that more customers are not renewing contracts, or that you are experiencing more cancellations? Or is it more of a pricing pressure issue?

         Tom Glocer: First, just to clear up on the contract question, the reason why, as David highlighted earlier in Michael Nathanson’s question, the end of each quarter is important, because most of our revenue is on a type of contract which gives clients the ability to cancel down about 25% of their spend each quarter. So although we have longer term contracts, there is a great flexibility to move within the term. That is why, in terms of really firm visibility, we do not have much more than three months out.

        I can tell you that it has been a challenge to give even the level of forecast we do, so we are pushing very much to go out to the end of the year. Beyond that, the only colour I can give is where David has been very helpful. If the world looks like our fourth quarter of 2002, that is what gives you a 12% number for the year. If it is a slightly friendlier world, as the one we experienced in the first quarter, so you get a repeat of that, the year would solve out to about a 10% reduction. If it is either beyond it negative or beyond it positive, the guidance does not hold which is what we are attempting to caution.

        Arun Melvani: Thank you, I missed that caution.

        Rick Lyle (John W Bristol): I want to ask about the pricing comments on page 3 of the release which says that average monthly revenue per access for all premium products fell 3% from the last quarter of 2002 due to the change in mix. Perhaps you would give us some details on that? Secondly, with regard to the mid and low tier products, it says that revenue per access was up 22% year on year, reflecting price increases and lower volume discounts. Could you also shed some light on that, as it is a little surprising you are raising prices at the low end of the spectrum?

        David Grigson: Let me deal with both of those questions. On the first one, it is just an arithmetic effect, because within the premium products we have seen growth in our 3000 Xtra product, some 7% up to 55,000 accesses, with some 3,000 new accesses billed out in this first quarter. We have also seen some small decline where about 350 of our conversational Dealing stations were cancelled through the course of the quarter. The net consequence of that, given the price differential between those two products, shows up as a negative reduction in our average price per access or per unit through the period. So that 3% is almost entirely explained by that mix effect within our premium products.

        Within the lower tier, it is a combination of different things and let me refer to volume discount first. Where customers take higher numbers of accesses, clearly they can step into different discount bands but, if they cancel back the other way, they tend to put them up into discount bands which offer less discount. Because we have seen quite significant numbers of cancellations, particularly among the lower priced products, we have seen some of that take place. On the price increases, you are right it is not a universal strategy or policy for Reuters to be pushing hard. There are some opportunities where we have done it and we have taken those opportunities, but in a number of instances here it has been somewhat tactical. In other words, as part of our rationalisation programme, as part of our desire to obsolete some products more quickly because they tend to have a negative impact on our overall performance within the group, and partly in order to accelerate some of the migration, we tactically pushed prices up in order to encourage clients and customers to migrate more quickly. Although the notes in the press release do not specifically refer to it, there is also a mix effect going on in the mid and low tier as well, and there is a whole multitude of different products but I shall not go into the depth and detail on explaining that.

        Rick Lyle: That is helpful. Where you have increased prices on legacy products, have you been able to retain share so the clients are not just leaving and going to another product?

        Tom Glocer: I shall try to chime in. Your question is the sort of question that we were totally blind on before and we are now going to be able to dig into in this Market Share Study that just landed with a plop on my desk last week. At the lower end, there are many domestic services that make that up and, therefore, the relative effect of pushing up a price let us say on the Czech domestic service may in fact be a loss of share to a small Czech competitor. In our study, we capture 28 competitors around the world but we do not capture all. I do not have good data to give you but I am sure there is some evidence of leakage but it would tend not to be to Bloomberg at the high end. It would likely be to local domestic players who are coming in at low prices.

        Michael Lipper (Lipper Advisory:) Do your market share data include analysis in terms of asset management?

        Tom Glocer: They break down by different group, yes.

        Michael Lipper: There has been consolidation around the world and some loss of revenue is due to that. That normally happens perhaps in the second or third year after the consolidation. Are you measuring market share in a currency base, or are you maintaining the relationship with the name?

        Tom, could you describe more about your cultural changes that you are trying to develop within the company?

        Tom Glocer: I shall try to tackle the first question also. The first issue is that, in looking at a multi-year trend, the Market Share Study will be especially helpful to us in spotting trends. This is the first year where we have it. In prior years, we have the industry source which we did not think was helpful enough, it wasn’t granular enough for us to make real business decisions on. In terms of currency, do you mean normalising for foreign currency differences?

         Michael Lipper: No, let’s just say that you are looking at pounds or dollars. That is one way of measuring market share.

        Tom Glocer: We measure both accesses and denominated in revenues and we tend to look at revenues primarily.

        Michael Lipper: What I am looking at is whether you are maintaining a relationship with an organisation even though they are taking less with you.

        Tom Glocer: The first observation would be that it is a strength we have because of the strategy of a segmented product line. If we were selling only a single product at a single price you have a somewhat binary choice, either drop your price or lose the position. We can keep the relationship by trading people down, as in the example David was discussing with Dealing 3000 to a product called RDL, but it is true across the rest of the product line. On a macro sense we maintain relationships. There are maybe a handful of smaller clients where we are totally out of the client. What we have trouble measuring and I would like to get better data on, is where the media world would be a subscription renewal rate: if you have 100 positions at company x, what is the percentage of those which renew. The overall customer relationship always stays in place, but I would love to have better data on that and there are a million complicated reasons why we do not have that data, but it is something we are trying to push at least with our newer products.

        Let me jump to the cultural one. It is often a dimension that is overlooked in change programmes and particularly in talking with the analysts or investor community, but it is absolutely vital to making them successful. We have the inevitable acronym that goes with our Fast Forward programme to describe our fast values, and they are to be fast, not to take as long to make decisions, to be fast to react to markets of our customers. The aim is accountability, which is a big push by both David and me to make sure that you do not have a committee in charge of things but there is a person that I can hold responsible if we do not release the thin client version of 3000 Xtra by the end of May; to be the access for service orientation, which is a huge push we have on, where we are investing money while we are cutting costs in other parts; and the T for teamwork which has tended to be something Reuters has done well, but is something that can be lost when you are cutting as many people.

        It is more than just the inevitable slogans that get printed on laminated cards or put up on the walls. We are building them into our appraisal processes, building it into remuneration, hire and fire decisions and trying to make it part of the living, breathing fabric of the company as we roll out a performance management culture key to the type of behaviours we want to see in the company. It falls to me and I get in the bully pulpit a lot and am not embarrassed to make a big noise about it.

        Nancy Bobrowitz: There are no further questions. That concludes are conference call. Thank you very much, everybody.

        [Ends]